Mail Stop 4561

September 24, 2009

Michael Gregoire
Chief Executive Officer
Taleo Corporation
4140 Durbin Boulevard
Suite 400
Durbin, California 94568

Re: **Taleo Corporation**
        Form 10-K for the fiscal year ended December 31, 2008
        Filed April 30, 2009
        File No. 000-51299

Dear Mr. Gregoire:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief